                                                OMB NUMBER             3235-0145
                                                EXPIRES:        OCTOBER 31, 1994
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE........ 14.90


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No.    5    )*
                                         ---------


                            Applied Materials, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                    03822210
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Note:  This amendment is being made to correct typographical errors to the
  Schedule 13G on the above-referenced issuer, filed on February 14, 1994, regarding the number of shares of such issuer beneficially owned by the reporting person.

CUSIP NO.  03822210               13G              PAGE   2   OF    7  PAGES
           --------                                     -----     -----

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Asset Management, L.P.*
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


- --------------------------------------------------------------------------------
                   5  SOLE VOTING POWER

                           None
- -------------------------------------------------------------------------------
                   6  SHARED VOTING POWER

                           3,000,000
- -------------------------------------------------------------------------------
                   7  SOLE DISPOSITIVE POWER

                           None
- -------------------------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                           3,000,000
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,000,000
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            3.7%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

            IA, PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     * Merrill Lynch Asset Management, L.P., the general partner of which is Princeton Services, Inc., is the successor to Merrill Lynch Investment Management, Inc.

CUSIP NO.  03822210                 13G            PAGE   3   OF   7    PAGES
                                                        -----    -----
- --------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch Growth Fund for Investment and Retirement
- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                    (a) [_]
                                                                    (b) [_]
- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


- --------------------------------------------------------------------------------
                       5  SOLE VOTING POWER

                               None
- --------------------------------------------------------------------------------
                       6  SHARED VOTING POWER

                               3,000,000
- --------------------------------------------------------------------------------
                       7  SOLE DISPOSITIVE POWER

                               None
- --------------------------------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER

                               3,000,000
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,000,000
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.7%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

           IV
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

              Applied Materials, Inc.

Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              ------------------------------------------------

              3050 Bowers Avenue
              Santa Clara, CA  95054

Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch Asset Management, L.P.
              Merrill Lynch Growth Fund for Investment and Retirement

Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              ------------------------------------------------------------
              Merrill Lynch Asset Management, L.P.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Merrill Lynch Growth Fund for Investment and Retirement 800 Scudders Mill Road
              Plainsboro, New Jersey  08536

Item 2 (c)    Citizenship:
              -----------

              See Item 4 of Cover Pages

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock

Item 2 (e)    CUSIP Number:
              ------------

              03822210

Item 3

          Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Adviser Act of 1940. Merrill Lynch Growth Fund for Investment and Retirement (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

                               Page 4 of 7 Pages
                                    -    -

Item 4         Ownership
               ---------

               (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, MLAM and the Fund disclaim beneficial ownership of the securities of Applied Materials, Inc. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that MLAM is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement, other than certain securities of the issues held in MLPF&S proprietary accounts.


               (b) Percent of Class:

                      See Item 11 of Cover Pages

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                          See Item 5 of Cover Pages

                   (ii) shared power to vote or to direct the vote:

                          See Item 6 of Cover Pages

                   (iii) sole power to dispose or to direct the disposition of:

                          See Item 7 of Cover Pages

                   (iv) shared power to dispose or to direct the disposition of:

                          See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

                   Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------


          MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.
With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities herein.

                               Page 5 of 7 Pages
                                    -    -

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable


Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 2, 1994    Merrill Lynch Asset Management, L.P.
                               By:  Princeton Services, Inc. (General Partner)

                               /s/David L. Dick
                               Name: David L. Dick
                               Title: Attorney-in-Fact*

                         Merrill Lynch Growth Fund for Investment
                               and Retirement

                               /s/David L. Dick
                               Name: David L. Dick
                               Title: Attorney-in-Fact**

________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Cirrus Logic Inc.

                               Page 6 of 7 Pages
                                    -    -

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of 3.7% of the common stock outstanding of Applied Materials, Inc. as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by MLAM owns more than 5% of the securities of Applied Materials, Inc.

                               Page 7 of 7 Pages
                                    -    -